November 29, 2018

Allan Jones
Chief Financial Officer
Emaginos, Inc.
13428 Maxella Avenue, #144
Marina Del Rey, California 90292

       Re: Emaginos, Inc.
           Registration Statement on Form S-1
           Filed November 7, 2018
           File No. 333-228248

Dear Mr. Jones:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed November 7, 2018

Cover Page

1. Please clarify your plans to apply for quotation on the OTC Bulletin Board. We note your statements on page 1 that you will do so as soon as possible, and on page 3 that you intend to apply "when appropriate." We also note the disclosure on page 6 that you may instead elect to have your stock initially quoted on OTC Pink. Discuss the need and probability in finding a market maker to initiate your quotation on the OTC Bulletin Board.
2. Identify your company as a "shell company" as defined in Rule 405 of Regulation C. In this regard, we note that your company was incorporated in 2008 and continues to have nominal operations and assets since inception. Discuss in the body of the prospectus the resale limitations imposed by Rule 144(i).
 Allan Jones
FirstName LastNameAllan Jones
Emaginos, Inc.
Comapany 29, 2018
November NameEmaginos, Inc.
November 29, 2018 Page 2
Page 2
FirstName LastName
Risk Factors
There has been no prior public market . . . , page 3

3. Clarify whether the full amount of the offering will be sufficient to allow the company to begin operations or whether you will require additional funds.
The Business and Business Plan, page 7

4. Tell us your basis for the statement that "the local per-pupil cost in the local school district model similar to the Emaginos system is about $7,500."
5. You state on page 12 as well in a risk factor on page 3 that your educational program is based on or modeled after a successful school with proven results. Identify the school.
6. Please revise throughout to provide a clearer picture of how your program will accomplish the stated goals. For example, you state in the first paragraph under "The Emaginos
         System" on page 8 that your system will provide schools with "a comprehensive transformational platform of services" that will enable them to become "engaging learning environments producing entrepreneurial lifelong self-directed learners." Rather than making ambiguous claims, focus on how your program will lead to increased graduation rates and improved teacher recruiting and retention.
7. Please clarify how the company "intends to replace, operate, upgrade, and maintain the district's entire telecommunications and computing hardware and software infrastructure."
8.       Revise to clarify how your subscription system will work.
Steps of Implementation, page 9

9. Explain how your program will be "composed of integrated proven best practices."
10. Explain what your "proven Unanimity Planning Process" consists of and the basis of your belief that it will enable you to attain "agreement with all the constituents" in favor of your program.
11. Explain how many and what type of employees you expect to need in order to implement your program. We note, for example, that you intend among other things to upgrade school technology, then operate and maintain the infrastructure, and to train the teachers how to make the best use of your program.
12. Revise to clarify how the subscription service and licensed use model are different. For example, explain why the subscription service is priced at a rate "per teacher and student,"
         or why you state that textbooks are virtually eliminated in connection with the subscription service but not in connection with the licensed use model. Explain what the
         "SIS SW" is.
 Allan Jones
FirstName LastNameAllan Jones
Emaginos, Inc.
Comapany 29, 2018
November NameEmaginos, Inc.
November 29, 2018 Page 3
Page 3
FirstName LastName
The Emaginos Solution Advantages, page 12

13. You disclose that two major teachers unions have indicated interest in your model. On the following page you state that the leadership of the two major teachers unions in the nation have "endorsed" your model. Please revise to reconcile these statements, and identify the two unions.
Plan of Operation, page 14

14. Please disclose the specific steps needed to make the company operational and generating revenues. Disclose the approximate timing of those steps in weeks, the costs, the source of funds and the expected date of commercialization. Explain what steps you have taken to date and which steps remain to be implemented.
15.      Explain your statement that "the first school will break even."
The Company, page 14

16. We note your statement on page 14 that you have two executive officers and no employees, yet you list 3 officers on page 18. Please reconcile. Management, page 18

17. Please clarify the business experience of each officer during the past five years.
Independent Auditor's Report, page F-4

18. The audit of the Company's financial statements should be conducted in accordance with the standards of the PCAOB. The audit report should also comply with the updated
         PCAOB auditor reporting standard as outlined in AS 3101.
19. Tell us why the audit report is signed by both Crowe (TW) CPAs in Taichung,
         Taiwan and Eric Lien in Hollywood, Florida.
Financial Statements for the Years Ended December 31, 2017 and 2016
Note 4 Transactions with Related Party, page F-13

20. You disclose that Emaginos Virginia entered into promissory notes in exchange for stock ownership and these "have become the obligation of the Company after the effectiveness of the Merger." You also refer to a merger in Note 3 Evaluation of Subsequent Events at page F-12. Please revise the disclosures in the financial statements and in other parts of the filing to describe the nature and terms of the merger agreement. Financial Statements for the Quarter Ended June 30, 2018, page F-14

21. We note that Mario Marcel, CPA is identified on your interim financial statements beginning at page F-14 and also disclosed in the named experts section at page 22. Please
 Allan Jones
Emaginos, Inc.
November 29, 2018
Page 4
       describe for us the nature and extent of his involvement in the preparation of the financial statements.
Part II
Item 15. Recent Sales of Unregistered Securities, page II-1

22. For your two issuances of common stock, identify the purchasers and the consideration paid for the shares.
Signatures, page II-4

23. Identify the person signing the registration statement as principal accounting officer or controller.
Exhibits

24.    Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

       Please have your auditor revise their consent to refer to the financial statements of the registrant and the correct form and date of the filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at
(202) 551-3436 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.



                                                              Sincerely,
FirstName LastNameAllan Jones
                                                              Division of
Corporation Finance
Comapany NameEmaginos, Inc.
                                                              Office of
Telecommunications
November 29, 2018 Page 4
cc:       Lee Cassidy. Esq.
FirstName LastName